United States
Securities and Exchange Commission
Washington, D.C.


SCHEDULE 13G


UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.		)



UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
(Name of Issuer)


  			Common Stock
(Title of Class of Securities)


 			913837100
(Cusip Number)




Check the following box if a fee is being paid with this statement (     ).
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of
 such class.)   (See Rule 13D-7)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






Cusip No.	913837100				13G

1. Name of reporting person
    S.S. or I.R.S. Identification no. of the above person


	Bjurman, Barry & Associates
	IRS Identification No. 95-2654860

2.  Check the appropriate box if a member of a group
									(a)
									(b) _x__

3.  SEC Use only



4.  Citizenship or place of organization

	California

						5.  Sole Voting Power
							-361,050-
	Number of shares				6.  Shared Voting Power
	beneficially					-0-
	owned by each reporting			7.  Sole Dispositive Power
	person with					-361,050-
						8.  Shared Dispositive Power
							-0-

9.  Aggregate amount beneficially owned by each reporting person

	-361,050-
10.  Check box if the aggregate amount in row (9) excludes certain shares

	N/A

11.  Percent of class represented by amount in row (9)

	-5.710-%

12.  Type of reporting person

	IA

Cusip No.	913837100					13G

1. Name of reporting person
    S.S. or I.R.S. Identification no. of the above person

	George Andrew Bjurman*
	###-##-####

2.  Check the appropriate box if a member of a group
									(a)
									(b) _x__

3.  SEC Use only


4.  Citizenship or place of organization

	U.S.A.

						5.  Sole Voting Power
							-361,050-
	Number of shares				6.  Shared Voting Power
	beneficially					-0-
	owned by each reporting			7.  Sole Dispositive Power
	person with					-361,050-
						8.  Shared Dispositive Power
							-0-

9.  Aggregate amount beneficially owned by each reporting person

	-361,050-

10.  Check box if the aggregate amount in row (9) excludes certain shares

	N/A

11.  Percent of class represented by amount in row (9)

	-5.710-%

12.  Type of reporting person

	IN

*	The filing of this statement shall not be deemed an admission by George
Andrew Bjurman that he beneficially owns the securities attributed to Bjurman, Barry & Associates for any purpose.


Cusip No.	913837100				13G

1. Name of reporting person
    S.S. or I.R.S. Identification no. of the above person

	Owen Thomas Barry III*
	###-##-####

2.  Check the appropriate box if a member of a group
									(a)
									(b) _x__

3.  SEC Use only


4.  Citizenship or place of organization

	U.S.A.

						5.  Sole Voting Power
							-361,050-
	Number of shares				6.  Shared Voting Power
	beneficially					-0-
	owned by each reporting			7.  Sole Dispositive Power
	person with					-361,050-
						8.  Shared Dispositive Power
							-0-

9.  Aggregate amount beneficially owned by each reporting person

	-361,050-

10.  Check box if the aggregate amount in row (9) excludes certain shares

	N/A

11.  Percent of class represented by amount in row (9)

	-5.710-%

12.  Type of reporting person

	IN

*	The filing of this statement shall not be deemed an admission by Owen Thomas
Barry III that he beneficially owns the securities attributed to Bjurman, Barry
 & Associates for any purpose.


Item 1.

	(a) Name of Issuer:

		UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.



	(b) Address of Issuer's Principal Executive Offices:

600 Mayer Street
Bridgeville, PA 15017




Item 2.

	(a)  Name of Persons Filing:

		Bjurman, Barry & Associates ("BB&A"),
		George Andrew Bjurman* and
		Owen Thomas Barry III*.

		*These individuals may, as a result of their ownership in and positions with BB&A, be deemed to be indirect beneficial owners of the equity securities held by BB&A. The filing of this statement shall not be deemed an admission by George
Andrew Bjurman and Owen Thomas Barry III that either person beneficially owns the securities attributed to BB&A for any purpose, regardless of whether they are acting in concert or acting severally.

	(b)  Address of Principal Business Office or, if none, Residence:

		The business address for BB&A and Messrs. Bjurman and Barry is 10100 Santa Monica Boulevard, Suite 1200,
Los Angeles, CA 90067.

	(c)  Citizenship:

		BB&A is a corporation organized under the laws of California. Messrs. Bjurman and Barry are United
States citizens.

	(d)  Title of Class of Securities:

		Common Stock

	(e)  CUSIP Number:

		913837100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person is a:

		BB&A is an Investment Adviser registered under section 203 of the Investment Company Act of 1940.


Item 4.	Ownership.

	(a)  Amount Beneficially Owned:

		As of February 28, 2005, BB&A beneficially owned
-361,050- shares.
		* Messrs. Bjurman and Barry may, as a result of their ownership in and positions with BB&A, be deemed to be indirect beneficial owners of the equity securities held by BB&A.

	(b)  Percent of Class:

		-5.710-%

	(c)  Number of shares as to which such person has:

		(I)	sole power to vote or to direct the vote:

				-361,050-**

		(ii)	shared power to vote or to direct the vote:

				- 0 -

		(iii)	sole power to dispose or to direct the disposition of:

				 -361,050-**

		(iv)	shared power to dispose or to direct the disposition of:

				- 0 -

		**BB&A, as an investment adviser, shares such powers only to the extent that its clients may be able to give instructions that would supersede BB&A's otherwise full discretionary authority over the disposition or voting of the securities in its portfolios.

Item 5.	Ownership of Five Percent or Less of a Class

		Not Applicable

Item 6.	Ownership of More Than Five percent on Behalf of Another Person.

		Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company:

		Not Applicable


Item 8.	Identification and Classification of Members of the Group

		Not Applicable

Item 9.	Notice of Dissolution of Group

		Not Applicable

Item 10.	Certification and Signature

		By signing below I/we certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

		After reasonable inquiry and to the best of my/our knowledge and belief, I/we certify that the information set forth in this statement is true, complete and correct.

								12/14/2006

								Date

						/s/ George Andrew Bjurman

								Signature

						GEORGE ANDREW BJURMAN, CEO, BB&A
								Name/Title

						/s/ George Andrew Bjurman

							George Andrew Bjurman

						/s/ Owen Thomas Barry III

							Owen Thomas Barry III














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